Exhibit 99.2

19 December 2005	For media enquiries please contact James Rickards on Tel: 61 2 8274 5304 or Mob: 0419 731 371. For analyst enquiries please contact Peter Baker on Tel: 61 2 8274 5318 or Mob: 0417 443 482.
James Hardie R&D Management Change
Don Merkley has resigned from his role as Executive Vice President Research & Development and has left James Hardie.
Mark Fisher, currently Vice President of Specialty Products, has replaced Mr Merkley in the R&D role. He will also be responsible for Artisan Roofing and Hardie Pipe.
Mark joined James Hardie in 1993 as a Production Engineer in Fontana. Since then he has held various positions including: Hardibacker Product Manager, Interiors Sales & Marketing Manager and Europe General Manager.
Announcing the changes, James Hardie CEO, Louis Gries described Don Merkley’s contributions to, and impact on, the James Hardie businesses over the last 12 years as very significant.
The other members of the GMT remain unchanged. They are Louis Gries, Chief Executive Officer; Russell Chenu, Chief Financial Officer; Ben Butterfield, General Counsel; James Chilcoff, Vice President — International Business; Dave Merkley, Executive Vice President — Engineering and Process Development; Nigel Rigby, Vice President — Emerging Markets; Robert Russell, Vice President - Established Markets; and Cathy Wallace, Vice President Human Resources.
END
Media Enquiries:
James Rickards
Telephone: 61 2 8274 5304
Mobile: 0419 731 371
Email: media@jameshardie.com.au
Facsimile: 61 2 8274 5218
Analyst Enquiries:
Peter Baker
Executive Vice President, Australia
Telephone: 61 2 8274 5318
Mobile: 0417 443 482
Email: peter.baker@jameshardie.com.au
Facsimile: 61 2 8274 5218
www.jameshardie.com

     Disclaimer
This Company Statement contains forward-looking statements. We may from time to time make forward-looking statements in our periodic reports filed with or furnished to the United States Securities and Exchange Commission on Forms 20-F and 6-K, in our annual reports to shareholders, in offering circulars and prospectuses, in media releases and other written materials and in oral statements made by our officers, directors or employees to analysts, institutional investors, representatives of the media and others. Examples of such forward-looking statements include:
•	projections of our operating results or financial condition;

•	statements regarding our plans, objectives or goals, including those relating to competition, acquisitions, dispositions and our products;

•	statements about our future economic performance;

•	statements about product or environmental liabilities; and

•	expectations about payments to a special purpose fund for the compensation of proven asbestos-related personal injury and death claims.
Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should,” “aim” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.
Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors, some of which are discussed under “Risk Factors” in our Form 20-F, include but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former James Hardie Group subsidiaries; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which we operate; the consequences of product failures or defects; exposure to environmental, asbestos or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; the success of our research and development efforts; our reliance on a small number of product distributors; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; foreign exchange risks; the successful implementation of new software systems; and the successful transition of our new senior management. We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. Forward-looking statements speak only as of the date they are made.